Exhibit 99.1

THE VERY GOOD FOOD COMPANY ANNOUNCES FINANCING TRANSACTION

Vancouver, British Columbia (December 22, 2022) – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) (“VERY GOOD” or the “Company”) today announced the execution of a non-binding term sheet relating to the non-brokered private placement of an unsecured convertible note (the “Note”) at the discounted issuance price of $2,000,000 (the “Funded Amount”), with a maturity value of $2,100,000 (the “Financing”).

The Note will bear interest at 15% per annum and will mature on the date that is 18 months following the Closing Date (the “Maturity Date”). At the option of the sole investor in the Financing, Reef Capital Corp. (“Reef”), the Note and all accrued and unpaid interest thereunder is convertible into units of the Company (the “Conversion Units”) at a conversion price of $0.10 per Conversion Unit (the “Conversion Price”). Each Conversion Unit will be comprised of one common share of the Company (each, a “Conversion Share”) and one common share purchase warrant (each, a “Conversion Warrant”). When issued, each Conversion Warrant will be exercisable for one common share of the Company (each a “Conversion Warrant Share”) for a period of three years from issuance at a price of $0.10 per Conversion Warrant Share.

Concurrently with the closing of the Financing, two nominees of Reef will be appointed as directors to VERY GOOD’s board of directors (the “Board”) and a current director of VERY GOOD will resign from the Board. In addition, Reef and the Company will enter into a nomination rights agreement which provides for the nomination of two Reef nominees as directors at each of the Company’s shareholder meetings for so long as the Note is outstanding, or Reef holds at least 10% of the issued and outstanding shares of the Company.

A finder’s fee of a cash amount equal to 7% of the Funded Amount shall be paid to a finder in respect of the Financing. Additionally, the Company will pay Reef an advance fee of $50,000 concurrently with issuance of the Note, payable in shares of the Company at the Conversion Price.

The completion of the Financing is subject to the approval of the TSX Venture Exchange (“TSX-V”) and the ongoing due diligence of Reef. The Note and all securities issuable upon conversion of the Note, are subject to a four month and one day hold period from the date of closing of the Financing in accordance with applicable Canadian securities laws. The Company intends to use the net proceeds from the Financing for working capital purposes. The Financing is expected to close before December 30, 2022.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is a plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana

Chief Executive Officer

Phone: 855 472-9841

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”), for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to, the terms and conditions of the Financing, closing of Financing and satisfaction of closing conditions, the expected closing date of the Financing and the intended use of proceeds from the Financing. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company’s ability to obtain TSX-V approval for the Financing and complete the Financing, and the Company’s ability to continue as a going concern. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others: the risk that the Company will not be able to continue to operate as a going concern which is primarily dependent on accessing additional sources of liquidity from Waygar Capital Inc. (“Waygar”) or investors until the Company is able to generate sufficient, sustainable cash flow from operations to meet its ongoing operating and financing requirements; risks relating to Waygar’s willingness to provide funds or waivers to the Company; the risk that strategic alternatives may not be available on terms acceptable to the Company or at all; the negative impact of the foregoing on liquidity and the market price of the Company’s securities; the risk that the Company will not be able to meet Nasdaq’s continued listing requirements; as well as the Company’s ability to manage the many other risks it faces. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.